Exhibit 99.2

CCH Holdings Ltd

FORM OF PROXY FOR EXTRAORDINARY GENERAL MEETING

TO BE HELD ON NOVEMBER 03, 2026

THE BOARD RECOMMENDS A VOTE FOR THE PROPOSALS.

PROPOSAL 1 — CHANGE OF COMPANY NAME AND ADOPTION OF AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION

IT IS NOTED THAT:

(i) at the extraordinary general meeting of the Company held on September 3, 2026 (the “September EGM”), the shareholders of the Company approved, among other things, by special resolutions (a) the deregistration of the Company in the Cayman Islands and the registration of the Company by way of continuation in the British Virgin Islands (the “Redomiciliation”), and (b) the substitution of the Third Amended and Restated Memorandum and Articles of Association of the Company (the “Third Restated MAA”) in their entirety by a new Fourth Amended and Restated Memorandum and Articles of Association (the “Fourth Restated MAA”, annexed as Annex B to the notice of the September EGM) with effect from the date of registration of the Company in the British Virgin Islands;

(ii) pursuant to the Redomiciliation, the Company is required to be registered under a name that is available for registration in the British Virgin Islands, and the name “CCH Holdings Ltd” has been confirmed by the BVI Registry searches to be in use and unavailable for registration; and

(iii) in order to give effect to the Redomiciliation as approved by the shareholders at the September EGM, the Company is required to adopt and use a new name in the British Virgin Islands in connection with the registration of the Company by way of continuation in the British Virgin Islands.

IT IS RESOLVED, as a special resolution:

THAT the name of the Company be changed from “CCH Holdings Ltd” to “Foodverse Holding Limited” with immediate effect, and the Company be registered in the British Virgin Islands under the name “Foodverse Holding Limited”; and

THAT, subject to the Company’s application for continuance into the British Virgin Islands being granted by the BVI Registrar of Corporate Affairs, the Fourth Restated MAA be approved and adopted in the form annexed and marked “Annex A” to the notice accompanying this Proxy, being identical in all respects to the Fourth Restated MAA approved and adopted at the September EGM save that the name of the Company is updated to “Foodverse Holding Limited” therein, and that any director of the Company be and is hereby authorised to execute and file all documents necessary to give effect to such adoption and the change of name of the Company.

___ FOR ___ AGAINST ___ ABSTAIN

PROPOSAL 2 — ADJOURNMENT OF THE EGM

IT IS RESOLVED, as an ordinary resolution:

THAT the chairman of the EGM be authorized to adjourn the EGM (or any adjournment thereof) for the purpose of allowing the Company to solicit additional proxies in the event that there are insufficient proxies received at the time of the EGM to pass the special resolutions set forth in Proposal 1 above.

___ FOR ___ AGAINST ___ ABSTAIN

This Proxy is solicited on behalf of the management of CCH Holdings Ltd.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this Proxy will be voted FOR the proposals described above.

TO VOTE ONLINE: www.Transhare.com click on Vote Your Proxy

Enter Your Control Number: ______________

TO VOTE BY EMAIL: Please email your signed proxy card to Proxy@Transhare.com

TO VOTE BY FAX: Please fax this proxy card to 1.727.269.5616

TO VOTE BY MAIL: Please sign, date and mail to

Proxy Team

Transhare Corporation

17755 US Highway 19 N

Suite 140

Clearwater FL 33764

IMPORTANT: Please date this Proxy and sign exactly as your name or names appear hereon. If shares are held jointly, both owners must sign. Executors, administrators, trustees, guardians and others signing in a representative capacity should give their full titles.

Signature of Shareholder: ______________________________

Signature of Joint Shareholder: ______________________________

Dated: ______________________________